Exhibit (a)(1)(xii)

FOR IMMEDIATE RELEASE:     July 25, 2002


CONTACT: Ted R. Sharp
         Chief Financial Officer
         Key Technology, Inc.
         (509) 529-2161

              Key Technology Reports Improved Third Quarter Results

WALLA WALLA, WA -- Key Technology, Inc. (Nasdaq: KTEC) today announced sales and operating results for the third quarter and nine-month periods ended June 30, 2002.

Sales for the three-month period ended June 30, 2002 totaled $19.9 million, compared with $20.5 million for the same quarter in fiscal 2001. Net earnings from continuing operations for the quarter were $1.7 million, or $0.31 per diluted share, compared with net earnings from continuing operations of $585,000, or $0.07 per diluted share, in the same period a year ago. For the current quarter, the Company also reported an extraordinary loss on the early extinguishment of debt. The net earnings after extraordinary items were $1.4 million, or $0.25 per diluted share, compared to net earnings of $742,000, or $0.10 per diluted share, in the same period a year ago.

Sales for the nine months ended June 30, 2002 were $52.7 million compared with $57.6 million for the comparable period in fiscal 2001. The Company reported net earnings from continuing operations for the period of $2.3 million, or $0.35 per diluted share, compared with a net loss from continuing operations of $1.2 million, or $0.40 per diluted share, for the nine-month period in fiscal 2001.
The Company also recorded a loss on the impairment of goodwill, resulting from the implementation of Statement of Financial Accounting Standards (SFAS) No.
142, which was reported as a change in accounting principle and was effective as of the beginning of the Company's 2002 fiscal year. The net loss for the nine months ended June 30, 2002, after extraordinary items and the change in accounting principle, was $2.4 million, or $0.62 per diluted share, compared to a net loss of $1.4 million, or $0.44 per diluted share, for the nine-month period in fiscal 2001.

New orders received during the third quarter totaled $21.2 million compared to $17.7 million in the same period one year ago. The Company's backlog at the close of the June 30, 2002 quarter totaled $18.9 million compared to $13.5 million at the close of the same period last year.


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"While our customers continue to maintain a cautious approach to capital investments, we are encouraged by the strong order volume in the third quarter," commented Kirk Morton, President and Chief Operating Officer. "We also continue to be encouraged by the excellent performance and market acceptance of our Optyx inspection system, which was introduced earlier this year. The system is now operating in multiple plants on over a dozen applications and is providing good value for our customers."

Gross profit for the third quarter of fiscal 2002 was $8.3 million compared to $8.2 million in the corresponding period last year. As a percentage of sales, gross profit improved to 41.6% compared to 39.8% in the third quarter of fiscal
2001. Gross profit for the third quarter also improved over the 39.9% recorded in the second quarter of this fiscal year. For the nine month period, gross profit was $21.2 million compared to $21.1 million for the same period of fiscal
2001, or 40.3% and 36.5% as a percentage of sales, respectively.

Morton said, "Margins for the quarter were very solid and represented our third consecutive quarter of improved margin generation as a percent of sales. This achievement is attributable to increased efficiencies in our manufacturing operations and favorable product mix."

Operating expenses for the quarter ended June 30, 2002 were $6.3 million compared to $6.7 million in the same quarter last year. The Company anticipates that operating expenses in its fourth fiscal quarter will be lower than levels experienced in the third quarter, similar to levels experienced in its first and second quarters. Operating expenses for the nine months ended June 30, 2002 were $17.9 million compared to $21.9 million for the corresponding period of fiscal
2001.

Sales, expenses and operating results for the comparative quarter and nine-month periods ended June 2002 exclude the activities of a discontinued operation, Ventek, Inc., the divestiture of which was completed in the quarter ended
December 2001. The operating results for the quarter and nine-month periods ended June 30, 2002 include decreased amortization expense, as compared to the same periods in the prior year, as a result of the Company's implementation of SFAS No. 142 as described below.

Extraordinary Item
As previously reported, in April the Company completed the sale of its Medford facility for $4.6 million and moved its remaining Medford operations into a small leased portion of the sold facility. As a result of this sale, the Company included a gain of approximately $565,000 (net of


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income taxes) in earnings from continuing operations. A loss from the early extinguishment of debt of $341,000 (net of income taxes), related to the early payment penalty on the retirement of the mortgage on the building, was recorded as an extraordinary item. For the nine month period ended June 30, 2002, total extraordinary losses from the early extinguishment of debt, which also includes the Company's January refinancing of its credit facilities with its principal lender, were $385,000 (net of income taxes).

SFAS No. 142
The Company implemented SFAS No. 142 at the beginning of its fiscal 2002, which reduced the goodwill amortization by approximately $184,000 per quarter before taxes, when compared to fiscal 2001. SFAS No. 142 also required the Company to complete a transitional goodwill impairment test. As a result of this transitional test, the Company recorded an impairment loss on goodwill associated with the automated inspection systems reporting unit of $4.4 million, and related income tax benefits of $71,000. This impairment loss has been reported as a change in accounting principle. Per the requirements of SFAS No.
142, although the transitional impairment test was not completed until the fiscal third quarter, it is treated as being effective as of the beginning of the fiscal year. As such, the nine-month period ended June 30, 2002 has been presented to reflect the impairment as of the beginning of the fiscal year. The
Company determined that there was no impairment related to the $2.4 million in goodwill associated with the process systems reporting unit.

Bank Financing
As previously announced, Key has received formal proposals from Banner Bank and ABN AMRO Bank for concurrent credit facilities totaling $20.0 million. Key expects the loans to be finalized in early August, upon the completion of documentation and other customary conditions.

Series B Convertible Preferred Stock
If the credit facilities described above are closed under the terms and conditions currently proposed by Banner Bank and ABN AMRO Bank and the Company's collateral position at closing supports full utilization of the facilities, the Company anticipates that its current exchange offer will be terminated. Since the loans are not yet finalized, the Company is extending the expiration date of its offer to exchange its outstanding Series B Convertible Preferred Stock for shares of newly authorized Series D Convertible Preferred Stock, until 5:00 p.m., New York City time, on August 16, 2002, unless further extended or withdrawn by the Company. The exchange offer was scheduled to expire on July 26, 2002.


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As of the close of business on July 24, 2002, approximately 234,845, or 20.6%, of the shares of Series B Convertible Preferred Stock had been validly tendered in connection with the exchange offer, and approximately 398,484, or 35.0%, of the shares of Series B Convertible Preferred Stock had been submitted to the Company for redemption.

The terms of the exchange offer are contained in offering documents that are available to investors free of charge at the Securities and Exchange
Commission's website at www.sec.gov. Shareholders should read these documents carefully because they contain important information. The exchange offer filing is also available through the Company's website at www.keyww.com/investor.cfm.

Requests for assistance or for copies of the offering memorandum and the related letter of transmittal for the exchange offer should be directed to American
Stock Transfer and Trust Company, the exchange agent, at (800) 937-5449. This announcement is not an offer to sell any securities or a solicitation of any offer to buy any securities. The exchange offer will be made only by means of the written offering memorandum, as supplemented from time to time.

Earnings Conference Call
The Company's conference call for the June quarter can be heard live on the Internet at 1:30 p.m. Pacific Time on Thursday, July 25th. To access the call, go to www.keyww.com/investor.cfm at least fifteen minutes prior to the call to download and install any necessary audio software.

Key Technology, Inc., headquartered in Walla Walla, Washington, is a worldwide leader in the design and manufacture of process automation systems for the food processing and industrial markets. The Company's products integrate electro-optical inspection and sorting, specialized conveying and product preparation equipment, which allow processors to improve quality, increase yield and reduce cost. Key has manufacturing facilities in Washington, Oregon and the Netherlands, and worldwide sales and service coverage.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.
These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements in this release address future financial and operating results.


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The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements:

- the ability of the Company to successfully complete the proposed new credit facilities;

- acceptance of the Company's exchange offer at a sufficient rate to allow the Company to restructure or renew its credit facilities if the new proposed credit facilities are not completed;

- the effect of adverse economic conditions in markets served by the Company and the financial capacity of customers to purchase capital equipment;

- the ability of new products to compete successfully in either existing or new markets;

- increased competition and its effects on our product pricing and customer capital spending;

-    risks involved in expanding international operations and sales; and

- risks associated with adverse fluctuations in foreign currency exchange rates.

For a detailed discussion of these and other cautionary statements, please refer to the Company's filings with the Securities and Exchange Commission, particularly Exhibit 99.1 "Forward-Looking Statement Risk and Uncertainty
Factors" to the Company's Annual Report on Form 10-K for the fiscal year ended
September 30, 2001 and the Risk Factors section of the Company's Registration
Statement on Form S-4, Post-Effective Amendment No. 3, filed August 17, 2001.

    Note: News releases and other information on Key Technology, Inc. can be accessed at www.keyww.com on the Internet.

                               -TABLES TO FOLLOW-


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                      Key Technology, Inc. and Subsidiaries
                   Statement of Selected Operating Information
                (Unaudited, in thousands, except per share data)

                                                       Three Months                           Nine Months
                                                      Ended June 30,                         Ended June 30,
                                            -----------------------------------    -----------------------------------
                                                                                   --------------- --- ---------------
                                                   2002               2001                2002               2001
                                            ---------------     ---------------    ---------------     ---------------

Net sales(1)                                    $19,890           $ 20,518             $52,684             $57,644
Gross profit                                    $ 8,283            $ 8,156             $21,240             $21,051
Operating expenses
    Selling and marketing                       $ 2,875            $ 3,122             $ 8,244             $10,332
    Research and development                    $ 1,104            $ 1,208             $ 3,365             $ 4,280
    General and administrative                  $ 1,953            $ 1,905             $ 5,275             $ 5,769
    Amortization of intangibles                  $  331             $  507              $  992             $ 1,535
                                                 ------             ------              ------             -------
Total operating expenses                        $ 6,263            $ 6,742             $17,876             $21,916
Earnings (loss) from operations                 $ 2,020            $ 1,414             $ 3,364             $ (865)

Earnings (loss) from continuing                 $ 2,696             $  932             $ 3,495           $ (1,939)
operations before income taxes

Net earnings (loss) from continuing             $ 1,731             $  585             $ 2,275           $ (1,207)
operations
Net earnings (loss) from discontinued             $   0             $  157              $   39             $ (161)
operation, net of tax(2)

Net earnings (loss) before extraordinary        $ 1,731             $  742             $ 2,314            $(1,368)
item and change in accounting principle

Extraordinary item:                             $ (341)              $   0             $ (385)               $   0
    Loss on early extinguishment of debt,
    net of tax
Change in accounting principle, net of tax        $   0              $   0           $ (4,302)               $   0
Net earnings (loss)                             $ 1,390              $ 742           $ (2,373)           $ (1,368)
Accretion of mandatorily redeemable             $ (189)             $(235)             $ (582)             $ (704)
preferred stock
Net earnings (loss) available to common         $ 1,201              $ 507           $ (2,955)           $ (2,072)
shareholders(3)
Net earnings (loss) from continuing
operations per common share   - basic            $ 0.32             $ 0.08              $ 0.35            $ (0.40)
                              - diluted(4)       $ 0.31             $ 0.07              $ 0.35            $ (0.40)
Net earnings (loss) from discontinued
operations per common share   - basic            $ 0.00           $ (0.03)              $ 0.01            $ (0.04)
                              - diluted(4)       $ 0.00           $ (0.03)              $ 0.01            $ (0.04)
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
Net earnings (loss) before extraordinary
item and change in accounting principle
per common share              - basic            $ 0.32             $ 0.00              $ 0.36            $ (0.44)
                              - diluted(4)       $ 0.31             $ 0.00              $ 0.36            $ (0.44)
Net loss from extraordinary item per
common share                  - basic           $(0.07)             $ 0.00             $(0.08)              $ 0.00
                              - diluted(4)      $(0.06)             $ 0.00             $(0.08)              $ 0.00
Net earnings (loss) from change in
accounting principle per common share
                              - basic            $ 0.00             $ 0.00             $(0.90)              $ 0.00
                              - diluted(4)       $ 0.00             $ 0.00             $(0.90)              $ 0.00

Net earnings (loss) per common share
                              - basic            $ 0.25             $ 0.11             $(0.62)            $ (0.44)
                              - diluted(4)       $ 0.25             $ 0.10             $(0.62)            $ (0.44)

Weighted average common
     and common equivalent
     shares outstanding       - basic             4,762              4,742               4,757               4,738
                              - diluted(4)        5,570              4,941               4,757               4,738


(1) Operating information (including net sales) for prior periods has been restated to reflect the adoption of Emerging Issues Task Force Issue No. 00-10, Accounting for Shipping and Handling Fees and Costs. This change had no effect on reported net earnings (loss) or earnings (loss) per share.

(2) Due to the sale of the Company's former subsidiary in the forest products industry, Ventek, Inc., the Company has restated the financial results, as required by accounting principles generally accepted in the United States, for the reported periods to segregate the results of operations of Ventek as a discontinued operation.

(3)  Includes  a  charge  for   amortization  of  the  discount  on  mandatorily
     redeemable preferred stock of $189,000 and $582,000 for the three-month and nine-month periods ended June 30, 2002, respectively.

(4) The weighted average diluted shares for the three-month and nine-month periods ended June 30, 2002 includes only common stock equivalents that are not anti-dilutive to reported EPS. Total diluted shares outstanding for the three-month and nine-month periods ended June 30, 2002 is 5,570 and 5,552, respectively.


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                      Key Technology, Inc. and Subsidiaries
                       Selected Balance Sheet Information
                            (Unaudited, in thousands)

                                                                      June 30,            September 30,
                                                                        2002                   2001
                                                                 -------------------    -------------------
                                                                              (in thousands)

Cash and cash equivalents                                            $   1,818                  $ 738

Trade accounts receivable, net                                           10,286                13,072
Inventories                                                              15,275                14,461
Assets held for sale                                                       ---                  8,460
Total current assets                                                     30,501                39,439
Property, plant and equipment, net                                        6,857                11,436
Goodwill and other intangibles, net                                      12,892                18,482
Total assets                                                             54,718                74,841
Liabilities held for sale                                                   ---                 2,436

Current portion of long-term debt and short-term borrowings               5,529                13,739
Total current liabilities                                                17,673                28,717
Long-term debt, less current portion                                      1,450                 6,581
Mandatorily redeemable preferred stock and warrants                      12,118                13,531
Shareholders' equity                                                     23,228                25,711

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